Exhibit 21

Significant Subsidiaries:

Name	Jurisdiction

Avatar Properties Inc.	Florida
Avatar Properties of Arizona, LLC (f/k/a Joseph Carl Homes, LLC)	Arizona
Avatar Seasons, LLC	Florida
JEN Florida II, LLC	Delaware
Rio Rico Properties Inc.	Arizona
TerraLargo Land, LLC	Delaware
Tortosa Arizona, LLC	Arizona
AVH Acquisition, LLC	Florida